FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of July


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


BG GROUP PLC
2005 SECOND QUARTER AND HALF YEAR RESULTS


HIGHLIGHTS
---------------------------------------------------------------------------------
Second Quarter                                              Half Year
2005       2004          Business Performance(i)         2005        2004
GBPm       GBPm                                          GBPm        GBPm

1 133       962    +18%  Revenue and other operating    2 227       1 818    +22%
                         income

  491       347    +41%  Total operating profit           974         683    +43%
                         including share of pre-tax
                         operating results from joint
                         ventures and associates

  275       192    +43%  Earnings                         545         379    +44%

  7.8p      5.4p   +44%  Earnings per share              15.4p       10.7p   +44%

 1.91p     1.73p   +10%  Interim dividend per share      1.91p       1.73p   +10%

---------------------------------------------------------------------------------
                         Total results for the period
                         (including disposals and
                         re-measurements(i))

1 013       962     +5%  Revenue and other operating    2 069       1 818    +14%
                         income

  731       362   +102%  Operating profit before share  1 137         673    +69%
                         of results from joint ventures
                         and associates

  787       412    +91%  Total operating profit         1 245         770    +62%
                         including share of pre-tax
                         operating results from joint
                         ventures and associates

  484       229   +111%  Earnings                         744         436    +71%

 13.7p      6.5p  +111%  Earnings per share              21.0p       12.4p   +69%

1.91p      1.73p   +10%  Interim dividend per share      1.91p       1.73p   +10%
---------------------------------------------------------------------------------



i) 'Business Performance' excludes disposals and certain re-measurements and is presented as management believes that exclusion of these items provides readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing business. For further explanation of Business Performance and the presentation of results from joint ventures and associates, see Presentation of Non-GAAP measures, page 12 and Results Presentation, page 3.

PERFORMANCE HIGHLIGHTS

BG Group's Chief Executive, Frank Chapman said:
"BG Group has delivered strong earnings, up 44% for the half year, driven by underlying growth and firm prices. Good progress has been made on key projects and BG Group's growth programme remains firmly on track."

   - Earnings up by GBP166 million (44%) for the half year
   - At constant US$/UKGBP exchange rates and upstream prices, total operating profit would have increased by 17% for the half year
   - Interim dividend increased by 10% to 1.91p per share
   - E&P volumes up 8% in the quarter and first half
   - Comgas volumes up 16% for the half year
   - ELNG Train 1 and related upstream fields onstream
   - 13 exploration and appraisal wells completed of which 8 (62%) were successful
   - BG Group to purchase approximately two ELNG Train 1 cargoes per month until end 2006
   - New exploration acreage in Egypt and Canada
   - Acquired full ownership of Brindisi regasification project, Italy

                              RESULTS PRESENTATION

The presentation of BG Group's results under IFRS separately identifies the effect of:

   - The re-measurement of financial instruments
   - Profits and losses on the disposal of non-current assets and businesses.

These items are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing businesses.

Under IFRS the results of joint ventures and associates are presented net of finance costs and tax (see pages 14 and 15). Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented both before interest and tax, and after tax. The pre-interest and tax result is included in Business Performance discussed on pages 3 to 11. The tables below set out the amounts related to joint ventures and associates, re-measurements under IAS 39 and profits on disposal of non-current assets and businesses.


------------------------------------------------------------------------------
Second Quarter                                                    Half Year
2005       2004                                                2005       2004
GBPm       GBPm                                                GBPm       GBPm

 731        362        Operating profit for the period before 1 137        673
                       share of results from joint ventures
                       and associates

  56         50        Share of pre-tax operating results from  108         97
                       joint ventures and associates
------     ------                                            -------     ------
 787        412        Operating profit for the period        1 245        770
                       including share of pre-tax results
                       from joint ventures and associates
------     ------                                            -------     ------
                       Disposals and re-measurements:
 120          -        Re-measurements - IAS 39(i)              158          -
(416)       (65)       Profit on disposal                      (429)       (87)
------     ------                                            -------     ------
 491        347        Business Performance - total operating   974        683
                       profit for the period
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Second Quarter                                                    Half Year
2005       2004                                                2005       2004
GBPm       GBPm                                                GBPm       GBPm
 484        229        Earnings for the period - including      744        436
                       disposals and re-measurements
(296)       (65)       Disposals and re-measurements - before  (271)       (87)
                       interest and tax
  (8)         -        Disposals and re-measurements -          (10)         -
                       interest
  95         28        Tax and minority interest on disposals    82         30
------     ------      and re-measurements                   -------     ------
 275        192        Earnings - excluding disposals and       545        379
                       re-measurements
------------------------------------------------------------------------------


i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and management believes these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 12.

                                BUSINESS REVIEW

The results discussed in this Business Review (pages 4 to 11) relate to BG Group's performance excluding disposals and re-measurements. For the impact and a description of these items, see the consolidated income statement (pages 14 and 15) and Note 2 of the accounts (page 23). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Presentation of Non-GAAP measures (page 12) for an explanation of these metrics.


                                     GROUP

--------------------------------------------------------------------------------
     Second Quarter          Business Performance           Half Year
  2005         2004                                    2005        2004
  GBPm         GBPm                                    GBPm        GBPm

1 133           962    +18%  Revenue and other       2 227        1 818    +22%
                             operating income

                             Total operating profit
                             including share of
                             pre-tax results from
                             joint ventures and
                             associates
--------     --------                                --------     -------
   407          274    +49%  Exploration and            794         538    +48%
                             Production
    15           19    -21%  Liquefied Natural Gas       42          34    +24%
    56           36    +56%  Transmission and           102          66    +55%
                             Distribution
    21           24    -13%  Power Generation            57          61     -7%
    (8)          (6)   +33%  Other activities           (21)        (16)   +31%
--------     --------                                --------     -------
   491          347    +41%                             974         683    +43%
   (10)         (15)   -33%  Net finance costs(i)       (28)        (31)   -10%
  (192)        (133)   +44%  Taxation(ii)              (379)       (261)   +45%
   275          192    +43%  Earnings                   545         379    +44%
   7.8p         5.4p   +44%  Earnings per share        15.4p       10.7p   +44%

   415          402     +3%  Capital investment         730       1 029    -29%

   386          292    +32%  Capital investment         701         659     +6%
                             excluding
                             acquisitions
--------------------------------------------------------------------------------


                                 Second quarter

Total operating profit increased by 41% to GBP491 million reflecting higher E&P volumes and prices together with a strong performance from the T&D segment, partially offset by the impact of tighter LNG supply conditions and the weaker US Dollar. At constant US$/UKGBP exchange rates and prices, total operating profit increased by 14%.

Net finance costs were lower primarily due to the reduced average net debt levels following the receipt of cash proceeds from the sale of the Group's interest in the North Caspian Sea PSA. The effective tax rate (including BG share of joint ventures and associates) was 40%.

Earnings increased by 43% to GBP275 million.

i) Includes Group share of net finance costs from joint ventures and associates for the quarter of GBP8 million (2004 GBP9 million) and for the half year of GBP17 million (2004 GBP18 million).
ii) Includes Group share of taxation from joint ventures and associates for the quarter of GBP9 million (2004 GBP12 million) and for the half year of GBP13 million (2004 GBP19 million).

Cash generated from operations increased by GBP220 million to GBP545 million primarily due to higher operating profit.

Capital investment in the quarter of GBP415 million included total current and deferred contingent consideration of EUR44 million (GBP29 million) for the acquisition of the remaining 50% of Brindisi LNG SpA in Italy and continuing investment in the Mediterranean Basin and Africa (GBP118 million), North America and the Caribbean (GBP101 million), North West Europe (GBP98 million), Asia and the Middle East (GBP36 million) and South America (GBP33 million).

                                   Half year

Total operating profit increased by 43% to GBP974 million reflecting E&P volume growth of 8% and higher upstream prices, partially offset by the impact of the weaker US Dollar. At constant US$/UKGBP exchange rates and prices, total operating profit increased by 17%.

Net finance costs were GBP3 million lower primarily due to lower net interest on Group borrowings and higher investment income. The effective tax rate (including BG share of joint ventures and associates) was 40%. Cash generated by operations increased by GBP395 million to GBP1 094 million primarily due to higher operating profit. As at 30 June 2005, net borrowings were GBP50 million.

Capital investment of GBP730 million included investment in the Mediterranean Basin and Africa (GBP234 million), North America and the Caribbean (GBP165 million), Asia and the Middle East (GBP117 million), North West Europe (GBP157 million) and South America (GBP57 million).

In line with the BG Group policy of the interim dividend being half of the previous full year dividend, the interim dividend for 2005 is 1.91p.



                           EXPLORATION AND PRODUCTION

  Second Quarter         Business Performance                 Half Year
  2005     2004                                            2005     2004
  GBPm     GBPm                                            GBPm     GBPm

  44.6     41.2     +8%  Production volumes (mmboe)        88.3     82.1     +8%

   658      488    +35%  Revenue and other operating      1 293      964    +34%
                         income

   407      274    +49%  Total operating profit             794      538    +48%

   193      275   -30%   Capital investment                 438      722   -39%

   193      170    +14%  Capital investment excluding       438      357    +23%
                         acquisitions

Additional operating and financial data are given on page 33.

                                 Second quarter

E&P operating profit increased by 49% to GBP407 million primarily due to higher volumes and prices, partially offset by a higher exploration charge and the effect of the weaker US Dollar. At constant US$/UKGBP exchange rates and prices, total E&P operating profit increased by 13%.

Increased production of 8% was primarily due to higher volumes from West Delta Deep Marine (WDDM) in Egypt following the start up of the Egyptian LNG and Damietta LNG export facilities, along with increased liquids exports from the Karachaganak field in Kazakhstan.

Unit operating expenditure was in line with last year at GBP2.04 ($3.82) per boe.

The exploration charge of GBP34 million was GBP17 million higher due to the planned increase in exploration activity across the Group.

Capital investment of GBP193 million included expenditure in Egypt (GBP55 million) and North West Europe (GBP66 million).

                                   Half year

E&P operating profit increased by 48% to GBP794 million primarily due to the 8% increase in production volumes and higher prices, partially offset by a higher exploration charge and the effect of the weaker US Dollar. Increased production was primarily due to the export of liquids from the Karachaganak field, higher production from WDDM following the start up of LNG export facilities in Egypt and the acquired Canadian and Egyptian properties.

Unit operating expenditure was GBP2.06 ($3.89) per boe, an increase of 12 pence compared with 2004 but was broadly unchanged compared with the first quarter of 2005. The change from the prior year reflects higher commodity prices and changes in the production mix.

Capital investment of GBP438 million included expenditure in Egypt (GBP110 million), North West Europe (GBP115 million) and Asia and the Middle East (GBP106 million).

                       Second quarter business highlights

In Egypt, the El Manzala (BG Group 70% and operator) and El Burg (BG Group 100% and operator) concessions are expected to be formally granted to BG Group and partner imminently. Drilling on these offshore concessions is expected to commence in 2007.

On 17 May, BG Group was awarded Blocks CMV 4 and CMV 7 (BG Group 75% and operator) covering net 275 490 acres in the Northwest Territories, Canada. This extends BG Group's activities towards the central Mackenzie Valley.

On 19 May, Bolivia enacted a new hydrocarbons law. This is a complex change to the operation of oil and gas assets in Bolivia and BG Group and its partners are in discussion with the Bolivian Government as to how the new law should be interpreted and implemented. In the meantime, production continues from BG Group's interests.

During the quarter, further progress was made on the development of the Buzzard oil field, offshore UK (BG Group 21.7%), with the installation of three steel jackets, the wellhead deck, subsea pipelines and manifolds for water injection. Drilling of production wells is due to start this August and of water injection wells in January 2006, with first production expected towards the end of 2006. Estimated total proved and probable reserves for Buzzard are around 500 mmboe.

Since the start of the year, BG Group has completed 13 exploration and appraisal wells of which eight have been successful (62%).


                             LIQUEFIED NATURAL GAS

  Second Quarter         Business Performance                Half Year
  2005     2004                                            2005     2004
  GBPm     GBPm                                            GBPm     GBPm

   236      276   -14%   Revenue and other operating        456      466   -2%
                         income

                         Total operating profit
     1        5   -80%   Shipping and marketing              16       11    +45%
    24       16   +50%   Liquefaction                        45       30    +50%
   (10)      (2) +400%   Business development and other     (19)      (7)  +171%
    15       19   -21%                                       42       34    +24%

   183      100    +83%  Capital investment                 228      264   -14%

   154      100    +54%  Capital investment excluding       199      264   -25%
                         acquisitions


Additional operating and financial data are given on page 33.

                                 Second quarter

Total operating profit was GBP4 million lower reflecting a higher level of business development expenditure, lower volumes in the shipping and marketing business and the impact of the weaker US Dollar, partially offset by higher operating profit from Atlantic LNG (ALNG).

In shipping and marketing, operating profit was GBP4 million lower, reflecting tight supply conditions. With the availability to BG Group of Egyptian LNG
(ELNG) and Damietta cargoes during the second half of the year, supply conditions are expected to improve.

BG Group's share of operating profit from its liquefaction activities increased by GBP8 million to GBP24 million, principally due to increased volumes and price realisations from ALNG Train 1. Following the start-up of exports from Egypt, ELNG operations contributed GBP1 million to operating profit for the quarter.

Increased business development costs included BG Group's activity in evaluating the OK LNG project in Nigeria and other LNG opportunities.

Capital investment included GBP29 million of current and deferred contingent consideration relating to the acquisition of Enel's interest in Brindisi (Italy), GBP77 million relating to LNG vessels in construction due for delivery in 2006, and continuing investment at LNG projects in Egypt, Trinidad and the UK.

                                   Half year

Total operating profit increased by GBP8 million (24%) reflecting increased volumes from the LNG shipping and marketing business, including ten cargoes directed to markets outside of the US and higher profits from ALNG, partially offset by the impact of the weaker US Dollar.

Business development increased by GBP12 million, reflecting higher levels of business activity across the segment.

Capital   investment   included  GBP102  million  relating  to  LNG  vessels  in
construction due for delivery in 2006 and continuing investment at LNG projects in Egypt, Trinidad and the UK.

                       Second quarter business highlights

On 29 May, the first cargo of LNG from ELNG Train 1 was lifted. During the quarter, three early cargoes became available of which BG Group lifted one. On 21 June, BG Group announced it had entered into agreement with Gaz de France for the purchase of ELNG Train 1 volumes at the rate of approximately two cargoes per month from July 2005 until the end of 2006.

On 21 June, BG Group acquired sole ownership of the Brindisi regasification terminal in Italy for a cash consideration of EUR17 million plus a deferred contingent sum of EUR27 million.

On 30 June, FERC rejected the upgrade plans for the Providence, Rhode Island USA, LNG import facility. BG Group and its partner KeySpan have reviewed FERC's written order (released 5 July) and intend to petition FERC for a rehearing.


                         TRANSMISSION AND DISTRIBUTION

  Second Quarter         Business Performance                Half Year
  2005     2004                                            2005     2004
  GBPm     GBPm                                            GBPm     GBPm

                         Revenue and other operating
                         income
   126       95    +33%  Comgas                             233      183   +27%
    45       43     +5%  MetroGAS                            79       69   +14%
    25       24     +4%  Other                               53       49    +8%
   196      162    +21%                                     365      301   +21%
                         Total operating profit
    38       18   +111%  Comgas                              67       39   +72%
    10        8    +25%  MetroGAS                            14        9   +56%
     8       10   -20%   Other                               21       18   +17%
    56       36    +56%                                     102       66   +55%

    33       15   +120%  Capital investment                  50       28   +79%



                                 Second quarter

Volumes continued to grow strongly across the segment. At Comgas, in Brazil, the impact of 18% higher volumes and stronger exchange rates underpinned a GBP20 million increase in operating profit to GBP38 million. Operating profit included a GBP6 million benefit from lower gas costs, which is expected to be passed back to customers through lower tariffs over the next twelve months.

MetroGAS, in Argentina, reported an operating profit of GBP10 million, up GBP2 million, due primarily to increased prices on volumes sold to power generation customers.

Capital investment mainly represents development of the Comgas pipeline network.

                                   Half year

Total operating profit rose by GBP36 million to GBP102 million, this reflected a GBP28 million increase in profit reported by Comgas, principally due to 16% volume growth, the stronger Brazilian Real and lower gas costs.

MetroGAS reported an increase in operating profit of 56% to GBP14 million, due to higher volumes sold to power generation customers. The capital restructuring of MetroGAS continues to make progress.


                                POWER GENERATION

  Second Quarter         Business Performance              Half Year
  2005     2004                                           2005     2004
  GBPm     GBPm                                           GBPm     GBPm

    46       38    +21%  Revenue and other operating       121       92    +32%
                         income

    21       24   -13%   Total operating profit             57       61   -7%

     3        1   +200%  Capital investment                  3        1   +200%



                          Second quarter and half year

The increase in revenue is primarily due to pass through of gas costs.

Operating profit of GBP21 million for the quarter was GBP3 million lower than the same period last year, principally due to the weaker US Dollar, maintenance activity at Premier Power in Northern Ireland, and reduced availability at Seabank, UK.

The reduced availability at Seabank Power follows the failure of a steam turbine which occurred in June 2005. Remedial works are expected to be completed in 2006.

                         Presentation of Non-GAAP measures

Business Performance

'Business Performance' excludes certain disposals and re-measurements (see below) and is presented as management believes that exclusion of these items provides readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing business.

Disposals and re-measurements

BG Group's commercial arrangements for marketing gas include the use of long-term gas sales contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, certain UK gas sales contracts are classified as derivatives under the rules of IAS 39 and are required to be measured at fair value at the balance sheet date. Unrealised gains or losses on these contracts reflect the comparison between current market gas prices and the actual prices to be realised under the gas sales contract. BG Group also uses commodity derivative instruments to manage certain price exposures in respect of optimising the timing of its gas sales, including the use of gas in storage facilities. These instruments are also required to be measured at fair value at the balance sheet date under IAS 39.

BG Group uses financial instruments, including derivatives, to manage foreign exchange and interest rate exposure. These instruments are required to be recognised at fair value or amortised cost on the balance sheet in accordance with IAS 39. Most of these instruments have been designated either as hedges of foreign exchange movements associated with the Group's net investments in foreign operations, or as hedges of interest rate risk. Where these instruments cannot be designated as hedges under IAS 39, unrealised movements in fair value are recorded in the income statement.

Unrealised gains and losses in respect of long-term gas sales contracts and other financial instruments are disclosed separately as 'disposals and re-measurements'. Realised gains and losses relating to these instruments are included in Business Performance. Management considers that this presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

For a reconciliation between the overall results and Business Performance and details of disposals and re-measurements, see the consolidated income statement, pages 14 and 15 and Note 2 to the accounts, page 23.

Joint ventures and associates

Under IFRS the results from jointly controlled entities (joint ventures) and associates, accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented before interest and tax, and after tax. Management considers that this approach aids comparability with prior years' published results and provides additional information on the source of BG Group's operating profits. For a reconciliation between operating profit and earnings including and excluding the results of joint ventures and associates, see Note 3 to the accounts, page 24.

Exchange rates and prices

BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.

Net borrowings

BG Group provides a reconciliation of net borrowings and an analysis of the amounts included within net borrowings as management believes that this is an important liquidity measure for the Group.

                              LEGAL NOTICE

These results include "forward-looking information" within the meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2004. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as "estimated total recoverable reserves" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 450 Fifth Street NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website maintained by SEC at http://www.sec.gov.


                                           CONSOLIDATED INCOME STATEMENT
                                                   SECOND QUARTER
                          ---------------------------------------------------------------------------
                                         2005                                        2004
                            Busi-     Disposals    Total            Busi-        Disposals      Total
                             ness       and re-   Result             ness           and re-    Result
                          Perfor-      measure-                   Perfor-          measure-
                          mance(i)       ments                    mance(i)            ments
                                    (Note 2)(i)                                  (Note 2)(i)
                  Notes      GBPm          GBPm     GBPm             GBPm               GBPm     GBPm

Group revenue
and other
operating
income                3     1 133          (120)   1 013              962                  -      962
Operating
costs                        (698)            -     (698)            (665)                 -     (665)
Profit on
disposal of
non-current
assets                          -           416      416                -                 65       65
                          ---------------------------------------------------------------------------
Operating
profit/(loss)
before share
of results
from joint
ventures and
associates            3       435           296      731              297                 65      362
                          ---------------------------------------------------------------------------
Finance income        4        19             -       19               10                  -       10
Finance costs         4       (21)            8      (13)             (16)                 -      (16)
Share of
post-tax
results from
joint ventures
and associates        3        39             -       39               29                  -       29
                          ---------------------------------------------------------------------------
Profit/(loss)
before tax                    472           304      776              320                 65      385
Taxation              5      (183)          (90)    (273)            (121)               (28)    (149)
                          ---------------------------------------------------------------------------
Profit for the
period                        289           214      503              199                 37      236
                          ---------------------------------------------------------------------------

Attributable to:
                          ---------------------------------------------------------------------------
BG
shareholders
(earnings)                    275           209      484              192                 37      229
Minority
interest                       14             5       19                7                  -        7
                          ---------------------------------------------------------------------------
                              289           214      503              199                 37      236
                          ---------------------------------------------------------------------------

                          ---------------------------------------------------------------------------
Earnings per
share - basic         6       7.8p          5.9p    13.7p             5.4p               1.1p     6.5p
Earnings per
share -
diluted               6       7.7p          5.9p    13.6p             5.4p               1.1p     6.5p
                          ---------------------------------------------------------------------------

                          ---------------------------------------------------------------------------
Total
operating
profit
including
share of
pre-tax
operating
results from
joint ventures
and
associates(ii)        3       491           296      787              347                 65      412
                          ---------------------------------------------------------------------------


i) See Presentation of Non-GAAP measures, page 12, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.
ii) This measurement is shown by BG Group as it is used by management as a means of measuring the underlying performance of the business.

                                          CONSOLIDATED INCOME STATEMENT
                                                       HALF YEAR
                          ---------------------------------------------------------------------------
                                         2005                                        2004
                            Busi-     Disposals    Total            Busi-        Disposals      Total
                             ness       and re-   Result             ness           and re-    Result
                          Perfor-      measure-                   Perfor-          measure-
                          mance(i)       ments                    mance(i)            ments
                                    (Note 2)(i)                                  (Note 2)(i)
                  Notes      GBPm          GBPm     GBPm             GBPm               GBPm     GBPm

Group revenue
and other
operating
income                3     2 227          (158)   2 069            1 818                  -    1 818
Operating
costs                      (1 361)            -   (1 361)          (1 232)                 -   (1 232)

Profit on
disposal of
non-current
assets                          -           429      429                -                 87       87
                          ---------------------------------------------------------------------------
Operating
profit/(loss)
before share
of results
from joint
ventures and
associates            3       866           271    1 137              586                 87      673
                          ---------------------------------------------------------------------------
Finance income        4        30             -       30               21                  -       21
Finance costs         4       (41)           10      (31)             (34)                 -      (34)
Share of
post-tax
results from
joint ventures
and associates        3        78             -       78               60                  -       60
                          ---------------------------------------------------------------------------
Profit/(loss)
before tax                    933           281    1 214              633                 87      720
Taxation              5      (366)          (74)    (440)            (242)               (30)    (272)
                          ---------------------------------------------------------------------------
Profit/(loss)
for the period                567           207      774              391                 57      448
                          ---------------------------------------------------------------------------
Attributable to:
                          ---------------------------------------------------------------------------
BG
shareholders
(earnings)                    545           199      744              379                 57      436
Minority
interest                       22             8       30               12                  -       12
                          ---------------------------------------------------------------------------
                              567           207      774              391                 57      448
                          ---------------------------------------------------------------------------

                          ---------------------------------------------------------------------------
Earnings per
share - basic         6      15.4p          5.6p    21.0p            10.7p               1.7p    12.4p
Earnings per
share -
diluted               6      15.3p          5.6p    20.9p            10.7p               1.7p    12.4p
                          ---------------------------------------------------------------------------

                          ---------------------------------------------------------------------------
Total
operating
profit
including
share of
pre-tax
operating
results from
joint ventures
and
associates(ii)        3       974           271    1 245              683                 87      770
                          ---------------------------------------------------------------------------


i) See Presentation of Non-GAAP measures, page 12, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.
ii) This measurement is shown by BG Group as it is used by management as a means of measuring the underlying performance of the business.


                           CONSOLIDATED BALANCE SHEET
                                   HALF YEAR

-----------------------------------------------------------------------------
                                                             As at
                                                 30 Jun     31 Dec     30 Jun
                                                   2005       2004       2004
                                                   GBPm       GBPm       GBPm

Assets
Non-current assets
Goodwill                                            320        272        247
Other intangible assets                             688        585        511
Property, plant and equipment                     5 038      4 509      4 241
Investments                                       1 115      1 050      1 007
Deferred tax assets                                  68         68         39
Trade and other receivables                          51         46         74
Derivative financial instruments                    129          -          -
-----------------------------------------------------------------------------
                                                  7 409      6 530      6 119
Current assets
Inventories                                         113         99        140
Trade and other receivables                       1 219      1 190        832
Commodity contracts and other derivative
financial instruments                                34          -          -
Cash and cash equivalents                         1 223        340        259
-----------------------------------------------------------------------------
                                                  2 589      1 629      1 231
Non-current assets classified as held for sale        -        530        426
-----------------------------------------------------------------------------
Total assets                                      9 998      8 689      7 776
-----------------------------------------------------------------------------
Liabilities
Current liabilities
Borrowings                                         (383)      (577)      (485)
Trade and other payables                         (1 021)      (976)      (771)
Current tax liabilities                            (439)      (264)      (171)
Commodity contracts and other derivative
financial instruments                              (599)         -          -
-----------------------------------------------------------------------------
                                                 (2 442)    (1 817)    (1 427)
Non-current liabilities
Borrowings                                       (1 002)      (762)      (728)
Trade and other payables                            (88)       (89)       (80)
Deferred income tax liabilities                    (718)      (907)      (864)
Retirement benefit obligations                     (143)      (135)      (130)
Provisions for other liabilities and charges       (367)      (325)      (287)
-----------------------------------------------------------------------------
                                                 (2 318)    (2 218)    (2 089)
Liabilities associated with non-current assets
classified as held for sale                           -        (67)       (34)
-----------------------------------------------------------------------------
Total liabilities                                (4 760)    (4 102)    (3 550)
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Net assets                                        5 238      4 587      4 226
-----------------------------------------------------------------------------
Attributable to:
BG Group equity shareholders                      5 195      4 567      4 225
Minority interests                                   43         20          1
-----------------------------------------------------------------------------
Total equity                                      5 238      4 587      4 226
-----------------------------------------------------------------------------


                         STATEMENT OF CHANGES IN EQUITY

Second Quarter                                              Half Year
 2005         2004                                           2005         2004
 GBPm         GBPm                                           GBPm         GBPm
                     Equity as at start of period
4 573        4 020   BG Group shareholders' funds           4 567        3 924
   28            1   Minority interest                         20           (9)
-------     -------  -----------------------------         -------     --------
4 601        4 021                                          4 587        3 915

    -            -   Effect of adoption of IAS 39            (238)           -
-------     -------  -----------------------------         -------     --------
4 601        4 021   Equity as at start of period           4 349        3 915

  503          236   Profit for the financial period          774          448
    6            2   Issue of shares                           14            7
   (2)           -   Purchase of own shares                    (2)           -
    5            1   Adjustment in respect of employee          8            1
                     share schemes
    -            -   Dividends on ordinary shares(i)          (74)         (66)
  (14)           -   Dividends paid to minority interest      (14)           -
  139          (34)  Currency translation and hedge           183          (79)
                     adjustments net of tax
-------     -------  -----------------------------         -------     --------
  637          205   Net changes in equity for the            889          311
                     financial period

                     Equity as at 30 June
5 195        4 225   BG Group shareholders' funds           5 195        4 225
   43            1   Minority interest                         43            1
-------     -------  -----------------------------         -------     --------
5 238        4 226                                          5 238        4 226
-------     -------  -----------------------------         -------     --------



i) The 2004 final dividend of 2.08 pence per share was paid to shareholders on 13 May 2005 (20 May 2005 to ADR holders).

                       CONSOLIDATED CASH FLOW STATEMENT

   Second Quarter                                                Half Year
 2005        2004                                             2005        2004
 GBPm        GBPm                                             GBPm        GBPm
                    Cash flows from operating
                    activities

  731         362   Profit from operations                   1 137         673
  119         106   Depreciation of property, plant and        234         217
                    equipment
  121           -   Fair value movements in commodity          158           -
                    contracts
 (416)        (65)  Profit on disposal of non-current         (429)        (87)
                    assets
   11           4   Unsuccessful exploration expenditure        21           7
                    written off
    5           -   Increase in provisions                      13           2
    5           -   Share based payments                         8           -
  (31)        (82)  Increase in working capital                (48)       (113)
-------     ------- --------------------------               -------     -------
  545         325   Cash generated by operations             1 094         699

 (171)        (93)  Income taxes paid                         (314)       (169)
-------     ------- --------------------------               -------     -------
  374         232   Net cash inflow from operating             780         530
                    activities
-------     ------- --------------------------               -------     -------
                    Cash flows from investing
                    activities
   26          28   Dividends received from joint               38          33
                    ventures and associates
    -           -   Proceeds from disposal of subsidiary        26          32
                    undertakings and investments
  936         143   Proceeds from disposal of property,        936         143
                    plant and equipment and intangible
                    assets
 (238)       (206)  Purchase of property, plant and           (528)       (421)
                    equipment and intangible assets
  (45)        105   Loans (to)/from joint ventures and         (54)         36
                    associates
  (12)        (92)  Purchase of subsidiary undertakings        (12)       (342)
                    and investments(i)
-------     ------- --------------------------               -------     -------
  667         (22)  Net cash inflow/(outflow) from             406        (519)
                    investing activities
-------     ------- --------------------------               -------     -------
                    Cash flows from financing
                    activities
   (4)        (15)  Net interest paid(ii)                      (16)        (19)
  (74)        (65)  Dividends paid                             (74)        (65)
  (14)          -   Dividends paid to minority                 (14)          -
    -         (66)  Net increase/(decrease) in                (257)         79
                    short-term borrowings
   28         (57)  Net increase/(decrease) in long-term        29         (54)
                    borrowings
    6           2   Issue of shares                             14           7
   (2)          -   Purchase of own shares                      (2)          -
-------     ------- --------------------------               -------     -------
  (60)       (201)  Net cash outflow from financing           (320)        (52)
                    activities
-------     ------- --------------------------               -------     -------
  981           9   Net increase/(decrease) in cash and        866         (41)
                    cash equivalents

  245         260   Cash and cash equivalents at               340         313
                    beginning of period
   (3)        (10)  Effect of foreign exchange rate             17         (13)
                    changes
-------     ------- --------------------------               -------     -------
1 223         259   Cash and cash equivalents at end of      1 223         259
                    period(iii)
-------     ------- --------------------------               -------     -------


i) Includes cash acquired of GBP18 million (2004 GBP10 million) on the purchase of a subsidiary undertaking.
ii) Includes capitalised interest for the second quarter of GBP7 million (2004 GBP4 million), and for the half year of GBP10 million
         (2004 GBP6 million).
iii) Cash and cash equivalents comprise cash and short-term liquid investments that are readily convertible to cash.




                RECONCILIATION OF NET BORROWINGS(i) - HALF YEAR

                                                                          GBPm

Net borrowings as at 31 December 2004(i) (ii)                             (999)
Adoption of IAS 39                                                          (6)
-------------------------------------------------------------------------------
                                                                        (1 005)

Net increase in cash and cash equivalents                                  866
Cash outflow from changes in gross borrowings                              228
Inception of finance leases                                                (46)
Foreign exchange and other re-measurements                                 (93)
-------------------------------------------------------------------------------
Net borrowings as at 30 June 2005(i) (ii)                                  (50)
-------------------------------------------------------------------------------


Net borrowings attributable to MetroGAS (including Gas Argentino) and Comgas were GBP348 million (31 December 2004 GBP300 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 0.9% (31 December 2004 17.9%).

As at 30 June 2005, BG Group's share of the net borrowings in joint ventures and associates amounted to approximately GBP0.8 billion, including BG Group shareholder loans of approximately GBP600 million. These net borrowings are included in BG Group's share of the net assets in joint ventures and associates which are consolidated in BG Group's accounts.

i)  Net borrowings are defined on page 35.
ii) Net borrowings comprise:


                                                                  As at
                                                            30 Jun      31 Dec
                                                              2005        2004
                                                              GBPm        GBPm

Amounts receivable/(due) within one year
Cash and cash equivalents                                    1 223         340
Overdrafts, loans and finance leases                          (383)       (577)
Derivative financial instruments                               (17)(iii)     -
-------------------------------------------------------------------------------
                                                               823        (237)
Amounts receivable/(due) after more than one year
Loans and finance leases                                    (1 002)       (762)
Derivative financial instruments                               129           -
-------------------------------------------------------------------------------
                                                              (873)       (762)
-------------------------------------------------------------------------------
Net borrowings                                                 (50)       (999)
-------------------------------------------------------------------------------


iii) These items are included within commodity contracts and other derivative financial instrument balances on the balance sheet.






             RECONCILIATION OF NET BORROWINGS - HALF YEAR (Continued)


LIQUIDITY AND CAPITAL RESOURCES

All the information below is as at 30 June 2005, unless otherwise stated.

The Group's principal borrowing entities are BG Energy Holdings Limited, including wholly-owned subsidiary undertakings whose borrowings are guaranteed by BG Energy Holdings Limited (collectively BGEH), and MetroGAS, Gas Argentino, Comgas and Gujarat Gas, which conduct their borrowing activities on a stand-alone basis.

BGEH had a $1.0 billion US Commercial Paper Programme, which was unutilised, and a $1.0 billion Eurocommercial Paper Programme, of which $968.3 million was unutilised.

BGEH had aggregate committed multicurrency revolving borrowing facilities of $1.105 billion, of which $552 million matures in August 2005 and $553 million matures in April 2007. These facilities were undrawn.

In addition, BGEH had uncommitted multicurrency borrowing facilities of GBP636 million, all of which was unutilised.

MetroGAS announced in 2002 that it had suspended payments of principal and interest on its financial indebtedness of approximately $450 million. Gas Argentino also suspended debt service on borrowings of $70 million. All the borrowings of MetroGAS and Gas Argentino are non-recourse to other members of the Group. On 7 November 2003, MetroGAS announced an offer to restructure its financial obligations pursuant to an out-of-court agreement. As of 18 July 2005, MetroGAS obtained the support of creditors representing $76 million.

Comgas had committed borrowing facilities of Brazilian Reais (BRL) 1 264.4 million, of which BRL 623.8 million was unutilised, and uncommitted borrowing facilities of BRL 573.4 million, of which BRL 389.4 million was unutilised. Gujarat Gas Company Limited had committed borrowing facilities of Indian Rupees
(INR) 1 500 million, of which INR 900 million was unutilised. Gujarat Gas also had an uncommitted guarantee facility of INR 1 600 million, of which INR 972 million was unutilised, for issuing various standby letters of credit and Bank Guarantees.

Independent review report to BG Group plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprise the consolidated interim balance sheet as at 30 June 2005 and the related consolidated interim statements of income, cash flows, changes in shareholders' equity and the related notes for the six months then ended. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 1, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in Note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
27 July 2005



Notes

1. Basis of preparation

These primary statements are the unaudited interim consolidated financial statements of BG Group plc for both the quarter ended and the half year ended 30 June 2005. The financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2004, as they provide an update of previously reported information.

From 1 January 2005, BG Group is required to prepare its consolidated financial statements in accordance with accounting standards adopted for use in the European Union. In the 2004 Annual Report and Accounts (pages 110 to 118) information was provided in order to provide clarity on the impact of International Financial Reporting Standards (IFRS) in advance of the publication of results under these standards. It included details of BG Group's principal accounting policies under IFRS and the adjustments required to restate comparative information for the year ended 31 December 2003 (including the transition balance sheet as at 1 January 2003) and the year ended 31 December 2004. The financial information set out in this interim statement has been prepared in accordance with the accounting policies under IFRS published in the 2004 Annual Report and Accounts.

Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC). Further standards may be issued by the International Accounting Standards Board that will be adopted for financial years beginning on or after 1 January 2005. Additionally, IFRS is currently being applied in the United Kingdom and in a large number of countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of the Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming options regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Company's first IFRS Financial Statements for the year ended 31 December 2005 may be subject to change.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.


2.             Disposals and re-measurements

  Second Quarter                                                  Half Year
  2005     2004                                                 2005      2004
  GBPm     GBPm                                                 GBPm      GBPm

  (120)       -(i)Revenue and other operating income -          (158)        -(i)
                  re-measurements of commodity contracts
   416       65   Profit on disposal of non-current assets       429        87
     8        -(i)Finance costs - re-measurements of              10         -(i)
                  financial instruments
   (90)     (28)  Taxation                                       (74)      (30)
    (5)       -   Minority interest                               (8)        -
-------- -------- -------------------------                   -------- ---------
   209       37   Impact on earnings                             199        57
-------- -------- -------------------------                   -------- ---------


i) BG Group adopted IAS 39 from 1 January 2005, figures for 2004 do not contain any non-cash re-measurements.

2005 second quarter and half year: Revenue and other operating income

Re-measurements included within revenue and other operating income amount to a charge of GBP120 million for the second quarter, GBP109 million of which represents unrealised mark-to-market movements on certain long-term UK gas contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument. An additional GBP11 million charge represents unrealised mark-to-market movements on derivatives used for gas marketing activity in the UK and US.

For the first quarter of 2005, re-measurements included within revenue and other operating income amounted to a charge of GBP38 million.

2005 second quarter and half year: Disposal of non-current assets

During the second quarter of 2005, BG Group completed the sale of its 16.67% interest in the North Caspian Sea PSA and received net pre-tax proceeds of approximately $1.8 billion realising a GBP416 million pre-tax and GBP279 million post-tax profit on the sale.

During the first quarter of 2005, BG Group disposed of its 50% interest in Premier Transmission Limited to Premier Transmission Financing Plc for cash proceeds of GBP26 million. No tax arose on the disposal.

2004 second quarter and half year: Disposal of non-current assets

Profits on disposal of non-current assets during the second quarter of 2004 included the disposal of BG Group's interest in the Muturi Production Sharing Contract in Indonesia for GBP142 million realising a GBP66 million pre-tax and GBP38 million post-tax profit on the sale.

GBP1 million of pre- and post-tax expenditure was incurred relating to a prior year disposal.

During the first quarter of 2004, BG Group disposed of its 1.21% holding of shares in a listed company, Gas Authority of India Limited, for GBP32 million. Tax of GBP2 million arose on the profit on disposal, based on the effective rate of capital gains tax applicable in India for long-term investments.

2005 second quarter and half year: Finance costs

Re-measurements presented in finance costs relate primarily to the retranslation of MetroGAS US Dollar and Euro borrowings which cannot be designated as hedges under IAS 39. In addition there are re-measurement movements in respect of certain derivatives used to hedge foreign exchange and interest rate risk which have not been designated as hedges under IAS 39, partly offset by foreign exchange movements on certain borrowings in subsidiaries.


3.      Segmental analysis

Group revenue and          Business     Disposals and   Total       Business      Disposals and   Total
other operating         Performance   re-measurements            Performance    re-measurements
income

Second Quarter
                              2005               2005    2005           2004               2004    2004
                              GBPm               GBPm    GBPm           GBPm               GBPm    GBPm

Exploration
and Production                 658               (124)    534            488                  -     488
Liquefied
Natural Gas                    236                  4     240            276                  -     276
Transmission
and
Distribution                   196                  -     196            162                  -     162
Power
Generation                      46                  -      46             38                  -      38
Other
activities                       4                  -       4              2                  -       2
Less:
intra-group
sales                           (7)                 -      (7)            (4)                 -      (4)
--------------------------------------------------------------------------------------------------------
                             1 133               (120)  1 013            962                  -     962
--------------------------------------------------------------------------------------------------------




Group revenue and          Business     Disposals and   Total       Business      Disposals and   Total
other operating         Performance   re-measurements            Performance    re-measurements
income

Half Year
                              2005               2005    2005           2004               2004    2004
                              GBPm               GBPm    GBPm           GBPm               GBPm    GBPm

Exploration
and Production               1 293               (158)  1 135            964                  -     964
Liquefied
Natural Gas                    456                  -     456            466                  -     466
Transmission
and
Distribution                   365                  -     365            301                  -     301
Power
Generation                     121                  -     121             92                  -      92
Other
activities                       6                  -       6              3                  -       3
Less:
intra-group
sales                          (14)                 -     (14)            (8)                 -      (8)
--------------------------------------------------------------------------------------------------------
                             2 227               (158)  2 069          1 818                  -   1 818
--------------------------------------------------------------------------------------------------------




3.      Segmental analysis (continued)


Business         Before share      Share of     Including   Disposals and        Business
Performance        of results    results in      share of re-measurements     Performance
                   from joint         joint  results from             (ii)            (ii)
                 ventures and  ventures and         joint
                   associates  associates(i) ventures and
                                               associates
Second Quarter
                  2005   2004   2005   2004   2005   2004    2005    2004   2005    2004
                  GBPm   GBPm   GBPm   GBPm   GBPm   GBPm    GBPm    GBPm   GBPm    GBPm

Exploration
and Production     699    320      -      -    699    320    (292)    (46)   407     274
Liquefied
Natural Gas         (5)    22     24     16     19     38      (4)    (19)    15      19
Transmission
and
Distribution        46     25     10     11     56     36       -       -     56      36
Power
Generation          (1)     1     22     23     21     24       -       -     21      24
Other
activities          (8)    (6)     -      -     (8)    (6)      -       -     (8)     (6)
-----------------------------------------------------------------------------------------
Operating
Profit             731    362     56     50    787    412    (296)    (65)   491     347
-----------------------------------------------------------------------------------------



Business         Before share      Share of     Including    Disposals and      Business
Performance        of results    results in      share of  re-measurements   Performance
                   from joint         joint  results from              (ii)         (ii)
                 ventures and  ventures and         joint
                   associates  associates(i) ventures and
                                               associates
Half Year
                  2005   2004   2005   2004   2005   2004    2005    2004   2005   2004
                  GBPm   GBPm   GBPm   GBPm   GBPm   GBPm    GBPm    GBPm   GBPm   GBPm

Exploration
and Production   1 052    584      -      -  1 052    584    (258)    (46)   794    538
Liquefied
Natural Gas         (3)    23     45     30     42     53       -     (19)    42     34
Transmission
and
Distribution        94     45     21     21    115     66     (13)      -    102     66
Power
Generation          15     15     42     46     57     61       -       -     57     61
Other
activities         (21)     6      -      -    (21)     6       -     (22)   (21)   (16)
-----------------------------------------------------------------------------------------
Operating
Profit           1 137    673    108     97  1 245    770    (271)    (87)   974    683
-----------------------------------------------------------------------------------------

i) Share of results in joint ventures and associates in the table above is before finance costs and taxation. The share of results after finance costs and taxation for the quarter is GBP39 million (2004 GBP29 million), and for the half year is GBP78 million (2004 GBP60 million).
ii) Business Performance excludes certain disposals and re-measurements. See
    Note 2, page 23 and Presentation of Non-GAAP measures, page 12.

3.      Segmental analysis (continued)




Total Result               Operating profit Share of results in         Total
                           before share of  joint ventures and         Result
                        results from joint          associates
                              ventures and
                                associates
Second Quarter             2005       2004       2005     2004   2005     2004
                           GBPm       GBPm       GBPm     GBPm   GBPm     GBPm
Exploration
and Production              699        320          -        -    699      320
Liquefied
Natural Gas                  (5)        22         19       10     14       32
Transmission
and
Distribution                 46         25          6        5     52       30
Power
Generation                   (1)         1         14       14     13       15
Other
activities                   (8)        (6)         -        -     (8)      (6)
-------------------------------------------------------------------------------
                            731        362         39       29    770      391

Net finance
income/(costs)                                                      6       (6)
Taxation                                                         (273)    (149)
-------------------------------------------------------------------------------
Profit for the
period                                                            503      236
-------------------------------------------------------------------------------

Total Result               Operating profit Share of results in         Total
                            before share of  joint ventures and        Result
                         results from joint          associates
                               ventures and
                                 associates

Half Year                   2005       2004      2005      2004   2005   2004
                            GBPm       GBPm      GBPm      GBPm   GBPm   GBPm

Exploration
and Production             1 052        584         -         -  1 052    584
Liquefied
Natural Gas                   (3)        23        36        18     33     41
Transmission
and
Distribution                  94         45        16        11    110     56
Power
Generation                    15         15        26        31     41     46
Other
activities                   (21)         6         -         -    (21)     6
-------------------------------------------------------------------------------
                           1 137        673        78        60  1 215    733
Net finance
costs                                                               (1)   (13)
Taxation                                                          (440)  (272)
-------------------------------------------------------------------------------
Profit for the
period                                                             774    448
-------------------------------------------------------------------------------



4. Net finance costs

   Second Quarter                                                  Half Year
   2005      2004                                               2005      2004
   GBPm      GBPm                                               GBPm      GBPm

    (22)      (14)  Interest payable                             (38)      (31)
     (3)       (3)  Interest on obligations under finance         (7)       (4)
                    leases
      7         4   Interest capitalised                          10         6
     (3)       (3)  Unwinding of discount on provisions(i)        (6)       (5)
      8         -   Disposals and re-measurements (Note 2)        10         -
--------- --------- ------------------------                 --------- ---------
    (13)      (16)  Finance costs                                (31)      (34)
     19        10   Finance income                                30        21
--------- --------- ------------------------                 --------- ---------
      6        (6)  Net finance income/(costs)(ii)                (1)      (13)
--------- --------- ------------------------                 --------- ---------


i) Relates to the unwinding of the discount on provisions in respect of decommissioning and pension obligations, included in the income statement as a financial item within net finance costs.
ii) Excludes Group share of net finance costs from joint ventures and associates for the quarter of GBP8 million (2004 GBP9 million), and for the half year of GBP17 million (2004 GBP18 million).

5. Taxation

The taxation charge for the quarter before disposals and re-measurements was GBP183 million (2004 GBP121 million), and the taxation charge including disposals and re-measurements was GBP273 million (2004 GBP149 million).

For the half year, the taxation charge before disposals and re-measurements was GBP366 million (2004 GBP242 million). The taxation charge including disposals and re-measurements was GBP440 million (2004 GBP272 million), including GBP257 million (2004 GBP100 million) in respect of overseas tax.

The Group share of taxation from joint ventures and associates for the quarter was GBP9 million (2004 GBP12 million) and for the half year was GBP13 million (2004 GBP19 million).


6. Earnings per ordinary share

          Second Quarter                                         Half Year
        2005          2004                                 2005           2004
------------------------------------------------------------------------------
GBPm   Pence  GBPm   Pence                        GBPm    Pence   GBPm   Pence
         per           per                                  per            per
       share         share                                share          share
------------------------------------------------------------------------------

 484    13.7   229     6.5   Earnings              744     21.0    436    12.4
  70     2.0     -       -   Disposals and          93      2.6      -       -
                             re-measurements
                             (after tax and
                             minority interest)
(279)   (7.9)  (37)   (1.1)  Profit on            (292)    (8.2)   (57)   (1.7)
                             disposals
------------------------------------------------------------------------------
 275     7.8   192     5.4   Earnings - excluding  545     15.4    379    10.7
                             disposals and
                             re-measurements
------------------------------------------------------------------------------


Basic earnings per share calculations in 2005 are based on shares in issue of 3 539 million for the quarter and 3 538 million for the year to date.

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3 552 million for the quarter and 3 551 million for the year to date, being the weighted average number of ordinary shares in issue during the year as adjusted for share options.


7. Capital investment - geographical analysis

      Second Quarter                                             Half Year
    2005          2004                                         2005       2004
    GBPm          GBPm                                         GBPm       GBPm

      98            50   North West Europe                      157         78
      33            37   South America                           57         54
      36            54   Asia and the Middle East               117        150
     101           218   North America and the Caribbean        165        524
     147            43   Mediterranean Basin and Africa         234        223
  ----------------------------------------------------------------------------
     415           402                                          730   1 029
  ----------------------------------------------------------------------------



8. Quarterly information: earnings and earnings per share

                                           2005     2004         2005     2004
                                           GBPm     GBPm        pence    pence

First quarter
- including disposals and                   260      207          7.3      5.9
re-measurements
- excluding disposals and                   270      187          7.6      5.3
re-measurements
Second quarter
- including disposals and                   484      229         13.7      6.5
re-measurements
- excluding disposals and                   275      192          7.8      5.4
re-measurements
Third quarter
- including disposals and                            214                   6.1
re-measurements
- excluding disposals and                            214                   6.1
re-measurements
Fourth quarter
- including disposals and                            236                   6.7
re-measurements
- excluding disposals and                            236                   6.7
re-measurements
-------------------------------------------------------------------------------
Full year
- including disposals and                            886                  25.1
re-measurements
- excluding disposals and                            829                  23.5
re-measurements
-------------------------------------------------------------------------------



9. IFRS 1 requirement - Reconciliation of profit and equity to previous GAAP

Included within the Annual Report and Accounts for BG Group for the year ended 31 December 2004 is a reconciliation of the income statement from UK GAAP to IFRS for the years ended 31 December 2003 and 2004 and a reconciliation of equity at the transition date (1 January 2003), 31 December 2003, 31 December 2004 and 1 January 2005, the date of adoption of IAS 32 and 39. This document also provides details of the impact of the adoption of IAS 32 and IAS 39 from 1 January 2005, details of the reconciling items, BG Group's principal accounting policies under IFRS and the exemptions taken by BG Group in accordance with IFRS 1 on transition to IFRS.

In order to comply with IFRS 1, in this interim statement BG Group is also presenting a reconciliation from UK GAAP to IFRS of the profit for the comparable financial period (the quarter and six months ended 30 June 2004), together with the equity at the end of the comparable period (30 June 2004) as follows:


Reconciliation of earnings between UK GAAP and       Notes     Second     Half
IFRS                                                          Quarter     Year
                                                                 2004     2004
                                                                 GBPm     GBPm

Profit attributable to shareholders (earnings) under
UK GAAP                                                           234      440
Effect of transition to IFRS:
Pensions                                                  1        (2)      (4)
Premier Power CCGT Project                                2        (1)      (2)
Goodwill amortisation                                     3         4        8
Regulatory current account                                4         -        4
Tax                                                       5        (1)      (5)
Profit on disposal of non-current assets                  6        (5)      (5)
-------------------------------------------------------------------------------
Profit attributable to shareholders (earnings) under
IFRS                                                              229      436
-------------------------------------------------------------------------------

Reconciliation of equity between UK GAAP and IFRS     Notes            30 June
                                                                          2004
                                                                          GBPm

Total equity under UK GAAP                                               4 226
Effect of transition to IFRS:
Pensions                                                         1         (39)
Premier Power CCGT Project                                       2          17
Goodwill                                                         3          25
Regulatory current account                                       4           8
Deferred tax                                                     5         (78)
Dividends                                                        7          61
Other                                                                        6
-------------------------------------------------------------------------------
Total equity under IFRS                                                  4 226
-------------------------------------------------------------------------------


Notes

1. Pensions

Cumulative actuarial gains and losses in respect of the Group's pension and post-retirement benefit plans have been recognised in full on transition to IFRS (1 January 2003). Actuarial gains and losses arising from the transition date are recognised over the average remaining service lives of employees (commonly referred to as the 'corridor' approach). The charge to operating costs in respect of pensions has increased by GBP2 million for the quarter ended 30 June 2004 (GBP4 million for the six months ended 30 June 2004) compared to UK GAAP. The impact on earnings is a reduction of GBP2 million for 9. IFRS 1 requirement
- Reconciliation of profit and equity to previous GAAP (continued)

1. Pensions (continued)

the quarter ended 30 June 2004 (GBP4 million for the six months ended 30 June
2004) compared to UK GAAP and the impact on net assets as at 30 June 2004 is a reduction of GBP39 million compared to UK GAAP.

2. Premier Power CCGT Project

In 2000, BG Group's  wholly-owned  subsidiary  Premier  Power  Limited  received
GBP168 million in consideration for the restructuring of power purchase agreements with Northern Ireland Electricity following agreement to construct a new CCGT power plant at Ballylumford. Under UK GAAP this amount was treated as deferred income and released over the life of the remaining power agreements, matched to the associated asset depreciation charge. Under IFRS the amount has been recognised as income in the year of receipt, along with the impairment of the property, plant and equipment associated with the original power plants. This has resulted in a reduction in operating profit for the quarter ended 30 June 2004 of GBP1 million (GBP2 million for the six months ended 30 June 2004) and an increase in net assets as at 30 June 2004 of GBP17 million.

3. Goodwill amortisation

BG Group has used the exemption available under IFRS 1 for not restating business combinations. IFRS 3 requires that goodwill arising from business combinations should not be amortised. Accordingly, the carrying value of goodwill as at 30 June 2004 is increased by GBP25 million and operating costs in respect of goodwill amortisation under UK GAAP for the quarter ended
30 June 2004 of GBP4 million, and for the six months ended 30 June 2004 of GBP8 million, have been reversed. There is no tax impact.

4. Regulatory current account balances - Comgas

Comgas (BG Group's Brazilian gas distribution business) recognised balances under UK GAAP in respect of the pass-through of costs after formal approval of a revised tariff by the Comgas Regulator. These balances do not meet the criteria for recognition under current IFRS and accordingly have been de-recognised. This has resulted in a decrease in operating costs for the quarter ended 30 June 2004 of GBPnil million, for the six months ended 30 June 2004 of GBP4 million, and has led to an increase in net assets as at 30 June 2004 of GBP8 million.

5. Deferred tax

On adoption of IAS 12, BG Group has recognised deferred tax liabilities in respect of unremitted earnings of overseas associates and jointly controlled entities and in respect of fixed assets held at fair value following a business combination. The effective tax rate under IFRS is 40% for the quarter and the six months ended 30 June 2004. The impact of these adjustments is an increase to the deferred tax provision as at 30 June 2004 of GBP78 million.

6. Profit on disposal of non-current assets

The adjustment to profit on disposal of non-current assets represents foreign currency losses previously recognised in equity which are recycled through the income statement on the disposal of the related assets in accordance with IAS 21.

7. Dividends

UK GAAP requires that any dividends proposed as at the balance sheet date should be recognised as a liability at that date. IAS 10 states that if an entity declares a dividend after the balance sheet date, the dividends should not be recognised as a liability at the balance sheet date. The liability reversed at 30 June 2004 was GBP61 million.

10. Commitments and Contingencies

Pages 93 and 94 of the 2004 Annual Report and Accounts provide details of the size and nature of BG Group's commitments and contingencies as at 31 December 2004. As at 30 June 2005, the amounts and transactions were not significantly different to those at the year end, except for the following:

Commitments for capital expenditure were GBP437 million lower principally reflecting the Kashagan disposal.

The outstanding balance on loans guaranteed by BG Energy Holdings Limited had decreased by GBP220 million.





Supplementary information: Operating and financial data

Second Quarter    First                                          Half Year
                  Quarter
  2005     2004      2005                                      2005     2004

                            Production volumes (mmboe)
   4.5      5.3       4.7   - oil                               9.2     10.8
   8.4      5.7       7.7   - liquids                          16.1     11.4
  31.7     30.2      31.3   - gas                              63.0     59.9
 -------  ------- ---------                                   -------  -------
  44.6     41.2      43.7   - total                            88.3     82.1
 -------  ------- ---------                                   -------  -------

                            Production volumes (boepd in
                            thousands)
    50       58        52   - oil                                51       59
    92       63        86   - liquids                            89       63
   348      332       348   - gas                               348      329
-------- --------  --------                                   -------  -------
   490      453       486   - total                             488      451
-------- --------  --------                                   -------  -------

                            LNG cargoes (standard)
    10       16         8   - delivered to Lake Charles          18       28
    11       10        10   - delivered to Elba Island           21       18
     1        2        10   - re-marketed                        11        3
 -------  -------  --------                                   -------  -------
    22       28        28                                        50       49
-------- --------  --------                                   -------  -------

GBP28.01 GBP19.95  GBP25.35 Average realised oil price per  GBP26.65   GBP18.90
                            barrel
($52.36) ($36.17) ($48.24)                                   ($50.27) ($34.33)


GBP21.15 GBP12.46  GBP17.35 Average realised liquids price  GBP18.34   GBP10.54
                            per barrel
($39.54) ($22.59) ($33.01)                                   ($34.59) ($19.15)


 22.98p   17.89p    24.12p  Average realised UK gas price     23.59p   18.84p
                            per produced therm

 14.16p   13.83p    13.85p  Average realised International    14.01p   13.43p
                            gas price per produced therm

 16.81p   15.40p    17.48p  Average realised gas price per    17.15p   15.68p
                            produced therm

GBP1.13  GBP1.07   GBP1.15 Lifting costs per boe(i)          GBP1.14    GBP0.97
($2.10)  ($1.93)  ($2.18)                                    ($2.14)  ($1.76)


GBP2.04  GBP2.09   GBP2.08 Operating expenditure per boe     GBP2.06    GBP1.94
($3.82)  ($3.78)  ($3.96)                                    ($3.89)  ($3.53)


   174      125       155   Development expenditure (GBPm)        329      264

                            Gross exploration expenditure
                            (GBPm)
    15       50        87   - capitalised expenditure           102       95
    23       13        15   - other expenditure                  38       26
-------- --------  --------                                  --------  -------
    38       63       102   - gross expenditure                 140      121
-------- --------  --------                                   -------  -------


i) Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.


Supplementary information: Operating and financial data (continued)

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2005 by approximately
GBP30 million to GBP40 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2005, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP70 million.


Definitions
In these results:
bcf          billion cubic feet
bcfd         billion cubic feet per day
bcmpa        billion cubic metres per annum
boe          barrels of oil equivalent
boed         barrels of oil equivalent per day
bopd         barrels of oil per day
CCGT         combined cycle gas turbine
DCQ          daily contracted quantity
E&P          Exploration and Production
EPC          engineering, procurement and construction
EPIC         engineering, procurement, installation and commissioning
FEED         front end engineering design
FERC         Federal Energy Regulatory Commission
Gearing      Net borrowings as a percentage of total shareholders' funds
             (excluding the re-measurement of commodity financial instruments)
             plus net borrowings
GW           gigawatt
IAS 39       International Accounting Standard 39 (Financial Instruments)
IFRS         International Financial Reporting Standards
LNG          Liquefied Natural Gas
m            million
mmboe        million barrels of oil equivalent
mmcfd        million cubic feet per day
mmcmd        million cubic metres per day
mmscfd       million standard cubic feet per day
mmscm        million standard cubic metres
mmscmd       million standard cubic metres per day
mtpa         million tonnes per annum
MW           megawatt
Net          Comprise cash, current asset investments, finance leases, currency
borrowings   and interest rate derivative financial instruments and short- and long-term borrowings
PSA          production sharing agreement
ROACE        return on average capital employed
T&D          Transmission and Distribution
Total        Group operating profit plus share of pre-tax operating results of
operating    joint ventures and associates
profit
UKCS         United Kingdom Continental Shelf

Enquiries

Enquiries relating to BG Group's          General enquiries about shareholder
results, business and financial position  matters should be made to:
should be made to:

Investor Relations Department             Lloyds TSB Registrars
BG Group plc                              The Causeway
Thames Valley Park Drive                  Worthing
Reading                                   West Sussex
Berkshire                                 BN99 6DA
RG6 1PT

Tel: 0118 929 3025                        Tel: 0870 600 3951
e-mail: invrel@bg-group.com               e-mail: bg@lloydstsb-registrars.co.uk



Financial Calendar

Ex-dividend date for 2005 interim dividend             10 August 2005

Record date for 2005 interim dividend                  12 August 2005

Payment of 2005 interim dividend:

Shareholders                                           16 September 2005

American depositary receipt holders                    23 September 2005

Announcement of 2005 third quarter results              8 November 2005



                     BG Group plc website: www.bg-group.com

                               Registered office
                 100 Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 July 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary